FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of October, 2004

                          GRANITE MORTGAGES 03-3 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)

    Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                           SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                        GRANITE MORTGAGES 03-3 PLC

                                        By: L.D.C. Securitisation Director
                                             No. 1 Limited


                                        By:    /s/ Sharon Tyson
                                              ------------------------
                                        Name:   Sharon Tyson
                                        Title:  Director
Date: December 21, 2004


                                        GRANITE FINANCE FUNDING LIMITED


                                        By:     /s/  Jonathan David Rigby
                                              ------------------------------
                                        Name:   Jonathan David Rigby
                                        Title:  Director

Date: December 21, 2004

                                        GRANITE FINANCE TRUSTEES LIMITED


                                        By:     /s/  Daniel LeBlancq
                                              ------------------------------
                                        Name:   Daniel Le Blancq
                                        Title:  Director

Date: December 21, 2004

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 03-3 PLC
--------------------------

Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Finance Trustees Limited Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc and Granite Finance Funding Limited Period 1 October 2004 - 31 October 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans


--------------------------------------------------------------------
Number of Mortgage Loans in Pool                       256,843

Current Balance - Trust Mortgage Assets           (GBP)22,027,751,745

Current Balance - Trust Cash and other Assets     (GBP)1,110,757,290

Last Months Closing Trust Assets                  (GBP)23,030,235,806

Funding share                                     (GBP)21,184,520,647

Funding Share Percentage                               91.56%

Seller Share*                                     (GBP)1,953,988,389

Seller Share Percentage                                8.44%

Minimum Seller Share (Amount)*                    (GBP)1,248,893,997

Minimum Seller Share (% of Total)                      5.40%

Excess Spread last quarter annualised (% of Total)     0.29%
--------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans

-----------------------------------------------------------------------------------------
                      Number     Principal (GBP)    Arrears (GBP)     By Principal (%)

< 1 Month            252,566     21,669,419,627          0               98.37%

> = 1 < 3 Months      3,541       299,540,203         2,610,187           1.36%

> = 3 < 6 Months       588        47,058,703          1,192,170           0.21%

> = 6 < 9 Months       119        9,260,596            403,150            0.04%

> = 9 < 12 Months       27        2,132,482            123,591            0.01%

> = 12 Months           2         340,134               24,959            0.00%

Total                256,843     22,027,751,745      4,354,057          100.00%
-----------------------------------------------------------------------------------------

Properties in Possession

--------------------------------------------------------------------
                       Number       Principal (GBP)   Arrears (GBP)

Total (since inception) 230            13,760,634       681,854
--------------------------------------------------------------------

--------------------------------------------------------------------
Properties in Possession                                  79

Number Brought Forward                                    65

Repossessed (Current Month)                               14

Sold (since inception)                                   151

Sold (current month)                                      0

Sale Price / Last Loan Valuation                         1.06

Average Time from Possession to Sale (days)              130

Average Arrears at Sale                              (GBP)2,586

Average Principal Loss (Since inception)*            (GBP)138

Average Principal Loss (current month)**              (GBP)0

MIG Claims Submitted                                      6

MIG Claims Outstanding                                    0

Average Time from Claim to Payment

--------------------------------------------------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                              Number         Principal (GBP)

Substituted this period                         0                (GBP)0

Substituted to date (since 26 March 2001)    478,055        (GBP)39,832,603,134
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                       Monthly           Annualised

Current Month CPR Rate                  4.55%              42.82%

Previous Month CPR Rate                 4.72%              44.04%
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months               25.00

Weighted Average Remaining Term (by value) Years           20.25

Average Loan Size                                         (GBP)85,763

Weighted Average LTV (by value)                            75.02%

Weighted Average Indexed LTV (by value)                    60.51%

Non Verified (by value)                                    35.51%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                    49.91%

Together (by balance)                                      23.83%

Capped (by balance)                                        0.95%

Variable (by balance)                                      22.28%

Tracker (by balance)                                       3.02%

Total                                                      100.0%
-------------------------------------------------------------------------------

Geographic Analysis


--------------------------------------------------------------------------------------------------------
                      Number              % of Total     Value (GBP)               % of Total

East Anglia           5,133             2.00%           440,555,035                 2.00%

East Midlands         18,123            7.06%           1,389,951,135               6.31%

Greater London        31,362           12.21%           4,436,389,202              20.14%

North                 29,895           11.64%           1,687,325,784               7.66%

North West            34,502           13.43%           2,354,766,662              10.69%

Scotland              28,766           11.20%           1,810,681,193               8.22%

South East            38,180           14.87%           4,498,066,906              20.42%

South West            16,431            6.40%           1,572,781,475               7.14%

Wales                 10,519            4.10%           707,090,831                 3.21%

West Midlands         16,801            6.54%           1,345,895,632               6.11%

Yorkshire             27,131           10.56%           1,784,247,891               8.10%

Total                256,843            100%            22,027,751,745              100%
--------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

--------------------------------------------------------------------------------------------------------
                                       Number            Value (GBP)               % of Total
0% < 25%                                8,935           345,835,702                 1.57%

> = 25% < 50%                          30,354           2,209,383,500              10.03%

> = 50% < 60%                          19,742           1,768,828,465               8.03%

> = 60% < 65%                          11,611           1,099,184,812               4.99%

> = 65% < 70%                          13,726           1,334,881,756               6.06%

> = 70% < 75%                          18,583           1,782,045,116               8.09%

> = 75% < 80%                          20,042           2,207,180,725              10.02%

> = 80% < 85%                          31,021           3,187,415,678              14.47%

> = 85% < 90%                          35,492           3,024,410,315              13.73%

> = 90% < 95%                          52,639           3,980,414,740              18.07%

> = 95% < 100%                         14,457           1,072,751,510               4.87%

> = 100%                                 241             15,419,426                 0.07%

Total                                  256,843          22,027,751,745             100.0%
--------------------------------------------------------------------------------------------------------

Repayment Method

--------------------------------------------------------------------------------------------------------
                                       Number            Value (GBP)               % of Total
Endowment                              27,027           2,066,203,114               9.38%

Interest Only                          34,705           4,874,741,461              22.13%

Pension Policy                           613             63,880,480                 0.29%

Personal Equity Plan                    1,160            88,111,007                 0.40%

Repayment                              193,338          14,934,815,683             67.80%

Total                                  256,843          22,027,751,745             100.00%
--------------------------------------------------------------------------------------------------------

Employment Status

--------------------------------------------------------------------------------------------------------
                                       Number            Value (GBP)               % of Total
Full Time                              225,061          18,192,720,166             82.59%

Part Time                               3,202           191,641,440                 0.87%

Retired                                  487             15,419,426                 0.07%

Self Employed                          25,467           3,500,209,752              15.89%

Other                                   2,626           127,760,960                 0.58%

Total                                  256,843          22,027,751,745             100.00%
--------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                         6.84%

Effective Date of Change                                   1 September 2004
-------------------------------------------------------------------------------

Notes     Granite Mortgages 03-3 plc


--------------------------------------------------------------------------------------------------------
                       Outstanding        Rating               Reference Rate         Margin
                                     Moodys/S&P/Fitch

Series 1

A1                      $0               Aaa/AAA/AAA       2.16%                    0.08%

A2                  $736,465,364         Aaa/AAA/AAA       2.20%                    0.12%

A3                  $500,000,000         Aaa/AAA/AAA       2.28%                    0.20%

B                   $72,000,000           Aa3/AA/AA        2.53%                    0.45%

M                   $27,000,000            A2/A/A          2.78%                    0.70%

C                   $50,000,000          Baa2/BBB/BBB      3.53%                    1.45%

Series 2

A                   (euro)640,000,000    Aaa/AAA/AAA       2.34%                    0.19%

B                   (euro)23,000,000      Aa3/AA/AA        2.60%                    0.45%

M                    (euro)7,500,000       A2/A/A          2.85%                    0.70%

C                   (euro)55,000,000     Baa2/BBB/BBB      3.60%                    1.45%

Series 3

A                   (GBP)340,000,000     Aaa/AAA/AAA       5.08%                    0.19%

B                   (GBP)28,500,000       Aa3/AA/AA        5.34%                    0.45%

M                   (GBP)11,500,000        A2/A/A          5.59%                    0.70%

C                   (GBP)7,500,000       Baa2/BBB/BBB      6.34%                    1.45%
--------------------------------------------------------------------------------------------------------

Credit Enhancement

--------------------------------------------------------------------------------------------------------
                                                                                % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                      (GBP)122,676,688                7.00%

Class C Notes ((GBP) Equivalent)                            (GBP)76,908,644                 4.39%

--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                                                  % of Funding Share

Class B and M Notes ((GBP) Equivalent)                      (GBP)122,676,688                0.58%

Class C Notes ((GBP) Equivalent)                            (GBP)76,908,644                 0.36%

--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Granite Mortgages 03-3 Reserve Fund Requirement         (GBP)33,400,000                 0.16%

Balance Brought Forward                                 (GBP)33,400,000                 0.16%

Drawings this Period                                         (GBP)0                     0.00%

Excess Spread this Period                                (GBP)1,106,699                 0.01%

Funding Reserve Fund Top-up this Period*                -(GBP)1,106,699                -0.01%

Current Balance                                         (GBP)33,400,000                 0.16%
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                 (GBP)21,876,149                 0.10%

Funding Reserve %                                             1.0%                       NA
--------------------------------------------------------------------------------------------------------

*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415% and the Granite 04-3 issuer reserve fund will step up to 1.38%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.